Exhibit 99.1

Maxeon Announces Restructuring of Business Portfolio

Maxeon to Focus Exclusively on U.S. Market, Executes Term Sheets with TCL Group to Address Rest-of-World Markets

SINGAPORE – November 26, 2024 -- Maxeon Solar Technologies (NASDAQ: MAXN) today announced a broad strategic restructuring of the Company’s business portfolio and geographic market focus. Going forward, the Company intends to focus exclusively on the U.S. market where its market presence and planned local manufacturing footprint create a strong platform to drive growth and profitability. As a key part of this strategy, Maxeon has executed a five-year lease of an existing building in Albuquerque, New Mexico and plans to begin solar panel manufacturing in this 2 GW capacity facility in early 2026.

In rest-of-world markets, Maxeon and TCL Technology Group, the parent company of its majority shareholder (“TCL Group”) have reached agreement-in-principle for the sale of Maxeon’s EMEA, APAC and LATAM sales and marketing organization to TCL Group which will be incorporated into a newly formed solar solutions business unit, TCL SunPower International (“TCL SunPower”). The two companies have also agreed in principle for TCL Group to acquire Maxeon's Philippines manufacturing operations. These transactions are intended to create a strong, new global solar solutions company under TCL Group, while empowering Maxeon to capitalize on its innovation-driven, U.S. focused business platform. Maxeon and TCL Group anticipate signing definitive agreements by the end of 2024. Following the completion of these transactions, Maxeon will continue to operate as an independent, publicly traded NASDAQ listed company solely focused on the U.S. residential, commercial, and utility-scale markets.

"As Maxeon intensifies its focus on the U.S. market, our priority is to further expand our growing residential and commercial partner network and support our well-established base of utility-scale customers,” said George Guo, Maxeon’s CEO. “This strategic re-focusing of our business is designed to keep us closer and more attuned to the needs of our U.S. customer base, allowing us to leverage Maxeon’s deep experience and top-tier reputation for product innovation and quality that are a result of almost 40 years of technology leadership and investments in intellectual property."

Added Guo, “A core element of our U.S. strategy is to participate in the creation of a domestic solar panel supply chain, and we are pleased to announce that we recently executed a five-year lease on an existing building in Albuquerque, New Mexico as the first stage in our U.S. solar manufacturing plans. Assuming successful financing, this site will allow Maxeon to rapidly deploy a 2 GW module assembly facility while we continue to evaluate our longer-term objective of also establishing solar-cell manufacturing capacity. We are excited to move forward on our manufacturing platform in Albuquerque and we are very grateful to New Mexico Governor Michelle Lujan Grisham, the New Mexico congressional delegation, Albuquerque Mayor Tim Keller and many others for their partnership and support in this effort.”

“Outside of the U.S., TCL SunPower plans to provide innovative, sustainable solar solutions for both homeowners and businesses,” said Kevin Wang, TCL Group President, and COO. “These would include SunPower branded solar solutions sold via the existing SunPower branded exclusive installation partners, as well as TCL Solar products sold through distribution channels.”

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon leverages nearly 40 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial, and power plant customers. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, on LinkedIn and on Twitter/X @maxeonsolar.

About TCL Technology Group
TCL Technology Group is a diversified global technology leader in display and solar-grade green silicon materials, TCL is also a renowned worldwide brand in consumer electronics and smart sustainable homes. Pioneering technology innovations more than 40 years, TCL is deeply committed in delivering superior value, premium quality, and ultimate satisfaction to its customers, while caring for and making a positive impact on the communities it serves in more than 160 markets around the world.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding our strategic plans, including expected ramp and production timelines for the Company’s manufacturing facility in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; ad and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives, or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including executing restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) reaction by investors to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission ("SEC") from time to time, including our most recent report on Form 20-F, particularly under the heading "Risk Factors". Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.